082-04023

SUPPL

REPORT ON NINE MONTHS 2009

SGL Carbon AG

12/8

SGL GROUP
THE CARBON COMPANY

Broad Base. Best Solutions.

HIGHLIGHTS

- Sales at €892 million, 22% (currency adjusted 24%) below 9M/2008 (€1,138 million)
- EBIT reaches €82 million corresponding to 9% return on sales (9M/2008: 21%)
- Balance sheet remains strong: equity ratio at 42%, gearing at 0.45
- Net financial debt reduction to €380 million as at September 30, 2009 (June 30, 2009: €426 million) reflects successful working capital management
- Outlook: EBIT H2/2009 approximately on H1/2009 level, however substantially improved cash flow

FINANCIAL HIGHLIGHTS (UNAUDITED)

	Nine Months		
in €m	2009	2008	Change
Sales revenue	892.4	1,137.8	-21.6%
Gross profit	254.7	407.2	-37.5%
EBITDA	125.7	272.2	-53.8%
Operating Profit/EBIT	81.9	234.6	-65.1%
Return on sales[1]	9.2%	20.6%	–
Net profit attributable to equity holders	31.2	150.5	-79.3%
Earnings per share, basic (in €)	0.48	2.34	-79.5%

in €m	Sep. 30, 2009	Dec. 31, 2008[4]	Change
Total assets	1,984.4	1,779.3	11.5%
Shareholders' equity	839.5	763.4	10.0%
Net financial debt	380.2	332.6	14.3%
Gearing[2]	0.45	0.44	–
Equity ratio[3]	42.3%	42.9%	–

[1] Ratio of operating profit to sales revenue
[2] Net financial debt divided by shareholders' equity
[3] Shareholders' equity divided by total assets
[4] Adjusted

INTERIM GROUP MANAGEMENT REPORT

(UNAUDITED)

ECONOMIC ENVIRONMENT

Following the massive decline of the global economy in the fourth quarter of 2008 and the beginning of 2009, initial signs of recovery have been evident since the summer months of 2009. At the end of September, the International Monetary Fund (IMF) talked of the recession drawing to a close. However, the recovery from its currently very low level is described as very weak and is rather seen as a stabilization. In addition, the ensuing upturn is fraught with risk. The IMF now forecasts that the global economy will shrink by only 1.1% for the full year 2009. This is 0.3 percentage points better than predicted in July. The IMF in most instances is now sounding far more confident particularly about the world's major economies than it did in the middle of the year. According to the new forecast, the US economy will still contract by 2.7% for the full year 2009, while the Euro zone is expected to shrink by 4.2%. Among the established industrialized countries, Germany is still expected to experience one of the sharpest downturns at a rate of 5.3%. In contrast, the biggest impetus to growth for the global economy will be provided by China's economy, which according to the IMF will expand by 8.5%.

For 2010, the IMF is more optimistic about the worldwide picture: It expects to see strong growth of 3.1% for the global economy as a whole. According to IMF figures, Germany will grow by about 0.3%, like the rest of the Euro zone.

BUSINESS ENVIRONMENT

Global trade provides further signs that the world's economy is stabilizing. Following a dramatic downturn at the turn of the year, it is beginning to recover at a low level. Notably, the newly industrializing countries in Asia and China in particular, have been able to provide a stimulus to world trade despite the crisis. Moreover, the end of destocking activities has provided a boost to production. SGL Group's Business Unit Performance Products, which supplies primarily the steel and aluminum industries, is directly affected by this development. According to the World Steel Association, global crude steel production was down 16% in the first nine months of 2009. The decline in production was particularly strong in the EU (down 40%) and the USA (down 47%). However, global demand is predicted to increase by 9.2% in 2010. The decline in primary aluminum production was less pronounced: According to the International Aluminum Institute (IAI), production was down by just 9% in the first nine months of 2009.

The Business Units Graphite Materials & Systems and Carbon Fibers & Composites presented more heterogeneous trends due to the large number and variety of their client industries. For example, according to the International Air Transport Association (IATA), the air traffic market is beginning to see a slow recovery after sharp falls in demand in the first half of 2009. Nevertheless, on the supply side the sector has been adversely affected by numerous project postponements and cancelled orders in the field of civil aviation. The chemical industry was hit particularly hard by the economic crisis. Cefic, the European Chemical Industry Council, expects a decline of 11% for the full year 2009. Although it reported the first hesitant signs of recovery in early October 2009, Cefic predicts that a genuine return to growth will only occur in the long term. Numerous production facilities reduced their utilization or even closed temporarily in past months and conducted maintenance or replacement investments. This is where SGL Group benefits from its product portfolio.

Further potential can be seen in new application areas for our products as for example in the alternative energy segment. But here, too, the prospects are rather gloomy at present: The wind energy segment is forecasting only very modest growth in 2009. The offshore market, particularly in Europe, is expected to witness some growth in the next few years. By contrast, market researchers have forecasted a fall in demand of around 20% for the solar industry in 2009 based on the financial and economic crisis, accompanied by a steep fall in the largest photovoltaic market, Spain, in the wake of fiscal policy changes. Demand is expected to grow again by about 25% in 2010. The semiconductor industry and the demand for lithium-ion batteries have also shown first signs of a recovery for the year ahead.

BUSINESS DEVELOPMENT

Condensed consolidated income statement

	Nine Months		
in €m	2009	2008	Change
Sales revenue	**892.4**	**1,137.8**	**-21.6%**
Gross profit	254.7	407.2	-37.5%
Selling, administrative, research and other income/expense	-172.8	-172.6	-0.1%
Profit from operations (EBIT)	**81.9**	**234.6**	**-65.1%**
Net financing costs	-38.2	-24.7	-54.7%
Profit before tax	**43.7**	**209.9**	**-79.2%**
Income tax expense	-12.1	-58.9	79.5%
Minority interests	-0.4	-0.5	20.0%
Net profit after minority interests	**31.2**	**150.5**	**-79.3%**
Earnings per share, basic (in €)	0.48	2.34	-
Earnings per share, diluted (in €)	0.48	2.21	-

Group sales in the first nine months of 2009 declined by 22%, currency-adjusted 24%, to €892 million (9M/2008: €1,138 million). In the Business Unit Performance Products, sales fell 36% and thus more than proportionately to Group sales. Especially the first half of 2009 was characterized by pronounced destocking activities and dramatic cuts in production in the steel industry. In the third quarter, demand for graphite electrodes in the Business Unit Performance Products recovered in line with expectations. The Business Unit Graphite Materials & Systems recorded a virtually stable first half of the year, but, as expected, sales softened in the third quarter of 2009. However, the decline was less pronounced than anticipated. Accordingly, sales in Graphite Materials & Systems decreased less than proportionately by only 5%. Sales in the Business Unit Carbon Fibers & Composites rose 26% in line with our expectations.

The gross profit declined at a stronger rate than sales, dropping 37% to €254.7 million in the first nine months of 2009 (9M/2008: €407.2 million), resulting in a gross margin of 28.5% (9M/2008: 35.8%) mainly due to reduced production volumes and the ensuing lack of fixed cost absorption.

Selling, administrative, R&D and other operating income and expense remained nearly unchanged at €172.8 million in the first nine months of 2009 (9M/2008: €172.6 million). Higher costs associated with the integration of SGL Rotec and the continued construction of our new facility in Malaysia were compensated by savings and cost cutting measures as well as reduced selling costs.

Seasonally, the third quarter is usually the weakest quarter in terms of EBIT for SGL Group. This was also true in the crisis year of 2009 (€ 24.5 million). In total, EBIT fell by €152.7 million, or 65%, in the first nine months of 2009 to €81.9 million (9M/2008: €234.6 million). This corresponds to a Group return on sales of 9.2%, down from 20.6% in the first nine months of 2008. Sustainable cost savings of €15 million arising from our SGL Excellence Initiative could only partially compensate for the impact of declines in sales and production on earnings. Further short-term cost-cutting measures (e.g. short-time work, layoffs of temporary workers, in-sourcing of third party services) led to further one-off savings of around €26 million in the reporting period.

Net financing costs

	Nine Months		
in €m	2009	2008	Change
Income/expense from companies accounted for at-equity	**-3.3**	**0.4**	-
Interest income	0.7	6.6	-89.4%
Interest expense	-11.8	-15.0	21.3%
Imputed interest convertible bond (non-cash)	-7.2	-5.5	-30.9%
Interest expense on pensions	-12.2	-10.9	-11.9%
Interest expense	**-30.5**	**-24.8**	**-23.0%**
Expense for refinancing costs (non-cash)	-1.4	-1.3	-7.7%
Foreign currency valuation of Group loans (non-cash)	-3.3	1.8	-
Other	0.3	-0.8	-
Other financing expenses	**-4.4**	**-0.3**	-
Net financing costs	**-38.2**	**-24.7**	**-54.7%**

On June 30, 2009, SGL Carbon SE successfully placed a convertible bond. This convertible bond consists of senior, unsecured convertible notes convertible into shares of SGL Carbon SE. The convertible notes were offered to institutional investors outside the United States by way of accelerated book building. Our anchor shareholders participated in the issue. The preemptive rights of existing shareholders of SGL Carbon SE were excluded.

The convertible bond has an issue size of €190 million and is convertible into approximately 6.5 million no-par value shares of SGL Carbon SE. The convertible notes have a term of 7 years and were issued and will be redeemed at 100% of their principal amount. The interest coupon is 3.5%, payable annually. The initial conversion price at €29.39 is set at a premium of 30% above the volume-weighted average price of the shares of SGL Carbon SE during the book building period.

SGL Group is planning to use the proceeds from the issue of the convertible notes especially for accelerated expansion and investment plans in the Advanced Materials Business Area, which is benefiting most from the growing demand for alternative energy sources, as well as for general corporate purposes. In order to participate in the growth of the customer industries of solar and wind energy, energy storage (e.g. lithium ion batteries), as well as aerospace, investments for the construction and expansion of capacities are planned in the mid term.

The issue of the convertible bond burdened the financial result with a charge of €3.0 million in the first nine months of 2009, of which €1.7 million were cash expenses. In 2010, the new convertible bond will burden the net financing costs by approximately €12 million; however only around half of this amount will be cash expenses.

Net financing costs amounted to €38.2 million in the first nine months of 2009 (9M/2008: €24.7 million). The increased costs are primarily due to non-cash effects from the currency translation on Group loans to foreign subsidiaries which resulted in an expense of €3.3 million (9M/2008: income of €1.8 million) and the drop in interest income which fell by €5.9 million. Due to the dramatically reduced interest rate levels for sight and time deposits as a result of the crisis in the financial markets, interest income fell to just €0.7 million in the first nine months of 2009 (9M/2008: €6.6 million). Investments accounted for using the equity method caused a net expense of €3.3 million in the first nine months of 2009 (9M/2008: net income of €0.4 million). The research joint venture with Benteler caused a net financial expense of €1.3 million (9M/2008: €0.5 million). Brembo SGL Carbon Ceramic Brakes SpA, which was newly founded in May 2009 in connection with the transfer of activities of the carbon ceramic brakes business, resulted in a net financial expense of €1.1 million (9M/2008: €0 million), and Powerblades GmbH, which was acquired in conjunction with the purchase of Rotec in September 2008, caused a net financial expense of €0.7 million (9M/2008: €0 million) in the Group's financial result.

Conversely, the lower interest rate levels had a positive impact on our floating rate note. In total, interest expenses decreased from €15.0 million in the first nine months of 2008 to €11.8 million in the first nine months of 2009. Due to the increased actuarial interest rate for the calculation of our pension liabilities, the pension-related interest expenses in 2009 recorded in the net financing costs increased and amounted to €12.2 million in the first nine months of 2009. This corresponds to an increase of around €1.3 million compared to the first nine months of 2008.

The item "Other" primarily records the non-cash gains and losses on the market valuation of interest hedges and the minority interests in the net income of Rotec and Kümpers.

Profit before and after taxes

In the reporting period, profit before taxes decreased substantially by 79% to €43.7 million (9M/2008: €209.9 million). Tax expenses in the reporting period amounted to €12.1 million (9M/2008: €58.9 million), which corresponded to a tax rate of 27.7% (9M/2008: 28.1%). Despite the magnitude of the economic crisis, a positive net profit after minority interests of €31.2 million was achieved in the reporting period (9M/2008: €150.5 million).

Based on an average number of 65.1 million shares, basic earnings per share decreased to €0.48 (9M/2008: €2.34). To calculate the diluted earnings per share, the potential shares resulting from conversion of stock option and stock appreciation right plans have to be considered. Accordingly, the average number of shares increases to 65.4 million. When taking into account the additional 5.5 million shares from the convertible bond issued in 2007, no dilution occurs in the calculation of earnings per share, as the corresponding net profit is adjusted for the expenses relating to the convertible bond recorded in the net financing costs. The convertible bond issued on June 30, 2009 was not convertible on the balance sheet date and thus does not lead to any dilution.

Balance sheet structure

Preliminary note

As at September 30, 2009, the acquisition costs of the shares in SGL Rotec, Lemwerder were retroactively adjusted by €8.5 million to the date of acquisition as well as the corresponding purchase price allocation. The adjustment is related to a variable purchase price component, which in contrast to previous assumptions is unlikely to increase the final purchase price of the shares. The retroactive adjustments are accounted for in the comparative figures as at December 31, 2008 in this financial report (see the Notes to the Condensed Consolidated Interim Financial Statements).

Balance sheet structure

in €m	Sep. 30, 2009	Dec. 31, 2008*	Change
ASSETS			
Non-current assets	958.3	881.2	8.7%
Current assets	1,026.1	898.1	14.3%
Total assets	**1,984.4**	**1,779.3**	**11.5%**
EQUITY AND LIABILITIES			
Shareholders' equity	**839.5**	**763.4**	**10.0%**
Minority interests	5.0	4.5	11.1%
Total equity	**844.5**	**767.9**	**10.0%**
Non-current liabilities	**841.3**	**679.5**	**23.8%**
Current liabilities	**298.6**	**331.9**	**–10.0%**
Total equity and liabilities	**1,984.4**	**1,779.3**	**11.5%**

* Adjusted

Compared to December 31, 2008, total assets increased by €205.1 million to €1,984.4 million as at September 30, 2009. Exchange rate changes reduced total assets by €32.7 million. The increase in non-current assets was primarily the result of investments in intangible assets and property, plant and equipment which, at €105.5 million, exceeded the level of depreciation and amortization by €61.6 million. This resulted in a €36.9 million increase in property, plant and equipment compared with December 31, 2008, mainly due to the ongoing construction of our plant in Malaysia.

On May 28, 2009, SGL Group established a 50/50 joint venture under joint control with the Italian brake systems supplier Brembo. Both companies transferred their activities, which were comparable in their respective value, to the joint venture. The interest in this joint venture is recognized under non-current assets in the item investments accounted for using the equity method, and amounted to €29.3 million as at September 30, 2009. The result of the joint venture contributes to the financial result of the Group. SGL Group made equity contributions totaling €8.7 million to investments accounted for using the equity method in the reporting period. These additions mainly involve the construction and expansion of our activities for the development of our own Precursor supply in our joint venture with Lenzing AG, European Precursor GmbH (EPG), the development of rotor blades

for offshore wind turbines in the joint venture Powerblades GmbH with Repower Systems GmbH, and the research and investment activities for the identification of potential applications for our materials for the automotive industry within the Benteler-SGL joint venture.

Current assets increased by a total of €128.0 million to €1,026.1 million, due to the higher level of cash which rose by €213.8 million to €336.9 million, mainly as a result of the issue of the €190.0 million convertible bond. Inventories were reduced by €8.8 million in response to stringent working capital management. Trade receivables fell by €72.2 million due to reduced sales over the past nine months as a result of the ongoing destocking activities in key customer industries.

Total equity, including minority interests, increased by €76.6 million to €844.5 million, mainly due to the IFRS equity component of the convertible bond (€30.2 million) issued in June 2009 and the net income of €31.6 million for the first nine months of 2009. Equity after minority interests increased to €839.5 million as at September 30, 2009, corresponding to an equity ratio of 42.3% (December 31, 2008: 42.9%).

Non-current liabilities rose by €161.8 million to €841.3 million as at September 30, 2009. Interest-bearing loans increased by €184.3 million, mainly due to the debt component of the convertible bond. In contrast, the negative fair values of our currency and interest derivative financial instruments decreased by €13.4 million.

Current liabilities declined by €33.3 million. Significant changes were recorded in trade payables and other liabilities: Trade payables fell by €64.5 million as a result of the lower purchasing volume in connection with reduced sales revenues. Other liabilities fell by €14.5 million primarily in response to the reduction in the negative fair value of derivative financial instruments. Net financial debt increased by €47.6 million to €380.2 million at the end of the reporting period (December 31, 2008: €332.6 million).

Working Capital

in €m	Sep. 30, 2009	Dec. 31, 2008	Change
Inventories	430.8	439.6	-2.0%
Trade receivables	210.7	282.9	-25.5%
Non-current receivables from long-term construction contracts	24.8	20.8	19.2%
Trade payables	-100.8	-165.3	39.0%
Working Capital	**565.5**	**578.0**	**-2.2%**

Working capital fell by €12.5 million to €565.5 million as at September 30, 2009. In the first nine months of 2009, SGL Group also faced declines in demand that were in part drastic as a result of significant destocking activities in the wake of the global financial and economic crisis. In response to these developments, production volumes were scaled back during the reporting period. This was the primary cause for the changes in individual items in the working capital.

Changes in equity

	Nine Months		
in €m	Shareholders' equity*	Minority interests	Total equity
Balance at January 1	**763.4**	**4.5**	**767.9**
Capital increase from share-based payment plans	**8.3**	–	**8.3**
Equity component of convertible bond	**30.2**	–	**30.2**
Net profit	31.2	0.4	31.6
Total income and expense recognized directly in equity	6.4	-0.2	6.2
Total recognized income and expense	**37.6**	**0.2**	**37.8**
Other changes in equity	–	0.3	0.3
Balance at September 30	**839.5**	**5.0**	**844.5**

* Adjusted

Shareholders' equity increased by €76.1 million to €839.5 million as at September 30, 2009. The increase is mainly due to the IFRS equity component of the new convertible bond (€30.2 million) and the net profit after minority interests in the first nine months of 2009 (€31.2 million). Shareholders' equity as at September 30, 2009 corresponds to an equity ratio of 42.3% (December 31, 2008: 42.9%).

Holders of the convertible bond issued in 2007 and maturing in 2013 can exercise their conversion rights provided the share price is above the conversion price of €36.52. This would lead to the creation of a maximum of 5.5 million new SGL Carbon SE shares.

The convertible bond issued in June 2009 and maturing in 2016 could result in the creation of around 6.5 million new SGL Carbon SE shares if the conversion rights are exercised (conversion price: €29.39).

Issued capital rose to €167.3 million as at September 30, 2009 (December 31, 2008: €165.6 million) and is divided into 65,367,505 no-par value ordinary bearer shares at €2.56 per share. During the first nine months of 2009, 660,514 new shares were issued. Of these, 450,615 shares were used for the employee bonus plan in Germany, which were mainly allocated to non-exempt employees, and 61,870 shares for the Matching Share Plan for various levels of management. Exercise of stock options from the existing stock option plan and SARs from the stock appreciation rights plan led to the creation of 48,644 shares in the first nine months of 2009. SGL Carbon SE holds a total of 108,187 treasury shares as at September 30, 2009.

Net financial debt

in €m	Sep. 30, 2009	Dec. 31, 2008	Change
Current and non-current financial liabilities	645.4	408.9	57.8%
Remaining imputed interest for the convertible bond	61.6	38.0	62.1%
Plus accrued refinancing cost	10.1	8.8	14.8%
Cash and cash equivalents	-336.9	-123.1	-
Net financial debt	**380.2**	**332.6**	**14.3%**

As a result of the marked improvement in cash flow in the third quarter, net financial debt fell to €380.2 million as at September 30, 2009 from €426.3 million as at June 30, 2009 (December 31, 2008: €332.6 million). Current and non-current financial liabilities increased by €236.5 million compared to the year-end 2008, mainly due to the debt component of the new convertible bond (€156.5 million), the temporary drawdown of the syndicated credit line for working capital and acquisitions of €50.0 million, and the progression of debt-financed capital expenditures in Malaysia (€18.2 million). Cash increased due to the proceeds from the convertible bond and the drawdown of the syndicated credit line. The negative free cash flow of €47.6 million as a result of continued high capital expenditures had an opposite effect on cash. The temporary utilization of the credit line in the amount of €50.0 million was paid back in October.

Liquidity and capital resources

in €m	Nine Months 2009	2008	Change
Cash provided by operating activities	66.3	138.2	-52.0%
Cash used in investing activities	-113.9	-153.3	25.7%
Free cash flow*	-47.6	-15.1	-
Cash provided by financing activities	261.7	22.1	-
Effect of foreign currency rate changes	-0.3	0.4	-
Net change in cash and cash equivalents	213.8	7.4	-

* Defined as cash provided by operating activities minus cash used in investing activities

Operating cash flow, which was negative in the first half of 2009, significantly improved as expected in the third quarter of 2009 primarily as a result of successful working capital management. As a result, cash provided by operating activities amounted to €66.3 million in the first nine months of 2009 (9M/2008: €138.2 million). The year-on-year decrease is due mainly to significantly lower net income compared to the previous year. By contrast, the low increase in working capital by only €13.8 million had a positive effect. To calculate the cash flow, working capital was adjusted for currency effects as well as consolidation effects. In the same period of 2008, changes in working capital caused a cash outflow of €96.0 million. The negative free cash flow of €47.6 million (9M/2008: negative free cash flow of €15.1 million) reflects the continued high level of capital expenditures.

Cash used for investing activities continued to focus on ongoing capital expenditures for our new plant in Malaysia as well as the expansion of our capacity for the aerostructure business of the U.S. based HITCO and for carbon fibers. Capital expenditures in property, plant and equipment and intangible assets amounted to €105.5 million in the first nine months of 2009 (9M/2008: €152.3 million). In addition, cash used in investing activities includes equity contributions to our joint ventures accounted for using the equity method.

Cash provided by financing activities amounted to €261.7 million, and essentially contains the issue of the convertible bond at a nominal value of €190.0 million.

SEGMENT REPORTING

Performance Products (PP)

	Nine Months		
in €m	2009	2008	Change
Sales revenue	438.7	681.6	-35.6%
EBITDA	130.7	236.0	-44.6%
Profit from operations/EBIT	110.9	217.0	-48.9%
Return on sales	25.3%	31.8%	-

As expected, the destocking activities in the steel industry largely drew to a close at the end of the second quarter of 2009, resulting in the anticipated improved demand for our graphite electrodes and the associated sales in the Business Unit Performance Products in the third quarter of 2009. However, sales for the Business Unit Performance Products was still down 36% to €438.7 million in the first nine months of 2009 (9M/2008: €681.6 million) as the significantly reduced volumes outweighed the higher selling prices achieved for all product lines. When adjusted for currency effects, the decline was 37%.

Lower sales and production levels were partially compensated by higher selling prices and cost savings of €8 million. In conjunction with expenses relating to the commissioning of the new Malaysian production facility, EBIT decreased at a more pronounced rate than sales, down 49% to €110.9 million (9M/2008: €217.0 million). Despite the reduced demand for graphite electrodes, particularly in the first half of 2009, return on sales in the Business Unit Performance Products reached 25% (9M/2008: 32%) and thus remained on a high level primarily due to continued satisfactory business with cathodes, furnace linings and carbon electrodes.

As expected, the higher costs – in particular for needle coke – for graphite electrodes impacted the third quarter of 2009 as most of the stock of low-priced raw materials from 2008 was used up in the first half of 2009. Nevertheless, return on sales of 23% was achieved in the third quarter of 2009 in this Business Unit. The higher costs will reach their full impact from the fourth quarter of 2009. Nevertheless, the Business Unit Performance Products will exceed its mid-term minimum target of 20% return on sales in the full year 2009, despite the difficult economic environment.

Independent of the construction of the new plant in Malaysia, which remains on schedule, SGL Group had already adjusted the production of graphite electrodes to the reduced demand in the first half of the year. However, the destocking activities for graphite electrodes in the steel industry now appear

to have largely come to an end; with expectations of continued increase in steel production, a further significant recovery in demand for graphite electrodes is expected in the fourth quarter. Despite these trends, we continue to expect demand in the full year 2009 to be nearly 50% below the 2008 level.

With a view on costs, we announced new prices for graphite electrodes effective October 1, 2009. These new prices are the basis for all new orders to be shipped by mid-2010.

Graphite Materials & Systems (GMS)

	Nine Months		
in €m	2009	2008	Change
Sales revenue	285.5	299.3	–4.6%
EBITDA	37.8	58.2	–35.1%
Profit from operations/EBIT	25.5	47.6	–46.4%
Return on sales	8.9%	15.9%	–

Following the relatively stable sales recorded by the Business Unit Graphite Materials & Systems in the first half of the year, sales fell by 5% to €285.5 million in the first nine months of 2009 (9M/2008: €299.3 million). Adjusted for currency effects, sales decreased by 9%. This confirms our forecast of a deceleration in the business from the third quarter of 2009. The development of the Business Line Process Technology remained positive as it continued to benefit from the high order backlog from the previous year. In addition, figures for the first nine months of 2009 contain the one-off invoicing of a large project from the second quarter of 2009.

Despite cost savings of €4 million, EBIT declined more than proportionately to sales by 46% to €25.5 million (9M/2008: €47.6 million). Losses from currency hedging transactions in the first quarter of 2009 had an additional negative impact on earnings, but were partially offset by the large project mentioned above invoiced in the second quarter of 2009. The start of own destocking activities also contributed to the lower EBIT, although this measure has had a positive effect on cash flow. The return on sales recorded by the Business Unit Graphite Materials & Systems was 9% for the first nine months of 2009 (9M/2008: 16%).

In the first six months of 2009, the Business Unit Graphite Materials & Systems as a typical late cyclical business was still benefiting from the high order backlog from 2008, which was mainly related to the chemical and solar industries and the lithium ion battery business. Since the beginning of 2009, the order intake has increasingly slowed, resulting in a weaker third quarter of 2009 compared to the first half of this year. This trend is set to continue into the fourth quarter of 2009.

9M 2009 | SGL GROUP

Carbon Fibers & Composites (CFC)

in €m	Nine Months 2009	Nine Months 2008	Change
Sales revenue	156.3	124.1	25.9%
EBITDA	-10.0	13.1	-
Profit from operations/EBIT	-18.7	8.1	-
Return on sales	-12.0%	6.5%	-

On May 28, 2009, SGL Group completed the transfer of its carbon ceramic brake activities to a 50/50 joint venture with Brembo, which is accounted for using the At-Equity method. Prior-year figures for the Business Unit Carbon Fibers & Composites were adjusted by excluding the brake disc activities to ensure comparability. The Business Unit now consists of the four Business Lines: Carbon Fibers, Composite Materials, Composite Components and Aerospace Structures.

The combination of our brake disc activities with the Italian company Brembo S.p.A. follows our strategy in the area of composites to partner with successful OEMs or tier one suppliers in our target markets of aerospace, energy and the automotive industry (e.g. SGL Rotec and Benteler-SGL).

The development of our growth business Carbon Fibers & Composites continues to require ongoing high capital expenditures and therefore generates significant start-up costs, as well as ongoing high expenses for research and development. Additionally, the market for carbon fibers is currently facing temporary overcapacity due to the numerous delays in new aircraft projects, delayed investments in wind energy, as well as declining demand in the sports and consumer applications. This has resulted in an increasingly competitive environment which is currently having a negative impact on prices and volumes.

Despite this market trend, sales in the Business Unit Carbon Fibers & Composites increased by 26% to €156.3 million in the first nine months of 2009 (9M/2008: €124.1 million). When adjusted for currency effects, the increase was 24%. The sharp rise in sales is attributable to increased unit sales in Composite Components relating to the consolidation of SGL Rotec.

Primarily due to the temporary overcapacity in the carbon fiber market, we recorded an EBIT loss of €18.7 million in the first nine months of 2009 (9M/2008: EBIT income of €8.1 million). Cost savings from our SGL Excellence Initiative amounted to €3 million in the first nine months.

Particulary the composite materials of the Business Unit Carbon Fibers & Composites continue to be in demand by the growing industries of wind energy and aerospace and have led to the strong sales growth in the first nine months of 2009. Nevertheless, as already announced, reported sales for Carbon Fibers & Composites will be down in the fourth quarter of 2009, mainly due to the continuing weak carbon fiber market and the consolidation of SGL Rotec as of the fourth quarter of 2008. Despite this, it remains our objective to achieve double-digit sales growth for Carbon Fibers & Composites in 2009. EBIT in the fourth quarter of 2009 is expected to show an improvement on the previous quarters.

Central T&I, Brake Discs and Corporate Costs

	Nine Months		
in €m	2009	2008	Change
Other revenue (incl. Brake Discs)	11.9	32.8	-63.7%
Central T&I Costs	-8.7	-11.4	23.7%
Brake Discs (EBIT)	-8.6	-1.3	–
Corporate Costs	-18.5	-25.4	27.2%

Central T&I costs declined about 24% to €8.7 million in the reporting period as compared to the previous year level. The decrease reflects the clear focus of our T&I activities in a difficult economic climate.

On May 28, 2009, SGL Group completed the transfer of the carbon ceramic brake disc activities to a 50/50 joint venture with Brembo. Up to this date, these activities were still consolidated in the SGL Group and reported separately under corporate costs. The new joint venture Brembo SGL Carbon Ceramic Brakes is independently headquartered near Milan, Italy, and employs a staff of around 350. Production sites are located in Stezzano, Italy, and Meitingen, Germany. At Group level, the joint venture is accounted for using the equity method. Prior to the deconsolidation in late May 2009, losses in the brake discs business amounted to €8.6 million (9M/2008: loss of €1.3 million) as a result of the known weak demand in the automotive industry. After a very difficult first six months, earnings improved in the third quarter of 2009, which are recorded in the financial result under income and expenses from investments accounted for using the equity method.

Corporate costs decreased by €6.9 million to €18.5 million in the first nine months of 2009 (9M/2008: €25.4 million), reflecting stringent cost management of purchased services as well as the lower expense level relating to Management Incentive Systems.

EMPLOYEES

As at September 30, 2009, SGL Group employed 5,948 people, 552 fewer than at the end of 2008. Despite the new construction in Malaysia, the number of employees in the Business Unit Performance Products declined by 19 to 2,224. The Business Unit Graphite Materials & Systems also adjusted to the current market situation, with the workforce reduced by 135 to 2,548. The Business Unit Carbon Fibers & Composites reduced its workforce to 1,119 as at September 30, 2009, 396 fewer than at the end of 2008. Of this reduction, 202 can be accounted to the transfer of SGL Brakes GmbH to the new joint venture. We have also reduced headcount in response to the current market situation, mainly in the UK and the USA. Towards the end of the third quarter of 2009, around 1,000 employees were in short time work or similar measures. Furthermore, nearly all of our temporary employees were laid off.

At the end of September 2009, SGL Group employed 2,393 people in Germany, 1,838 in the rest of Europe, 1,153 in North America, and 564 in Asia.

OPPORTUNITIES AND RISKS

Regarding existing opportunities and risks, we refer to the statements made in the annual report for the financial year ended December 31, 2008 as well as the outlook statement in this interim report. For the period under review, SGL Group's risk situation did not change materially from year-end 2008. Individual risks that were only partially visible at year end can now be better assessed. We are employing all of the measures at our disposal to limit and mitigate risks. According to our evaluation, there are no material risks even when cumulatively considering the individual risks.

OUTLOOK

Due to the global financial and economic crisis and the resulting lack of visibility, we have had to abstain from our usual practice of providing a quantitative outlook at the beginning of 2009. On the occasion of our annual press conference on March 18, 2009, we were only able to guide to lower Group sales and a corresponding disproportionate decline in EBIT. In our first quarter report of April 28, 2009 and first half report of August 6, 2009, we were only able to specify our outlook to predict that the dramatic destocking activities notably in the steel industry would end in the second half of the year and that this would be followed by a technical recovery.

Our view is confirmed by the fact that numerous steel producers and fabricators are now finally reporting lower inventory levels in both steel products as well as their input materials, such as our graphite electrodes, and as a result are expecting capacity utilization to increase. This recovery, however, will be slow and is starting from a very low base, and therefore we would expect to see the second half of 2009 on a similar level with the first six months.

The full impact of higher costs of raw materials such as needle coke for graphite electrodes in Performance Products is expected to be felt in the fourth quarter. However, the Business Unit Performance Products will exceed its mid-term minimum return on sales target of 20%, even in the difficult economic environment of 2009.

As described earlier, the Business Unit Graphite Materials & Systems has benefited in the first six months from the high order backlog from the previous year, which was mainly related to the chemical and solar industry and the lithium ion battery business. The graphite specialties business is of a late cyclical nature due to the long production lead times of up to six months. Furthermore, the order intake has increasingly been slowing since the beginning of the year. Therefore we expect the final quarter of the year to be roughly at a similar level as the third quarter. Accordingly, the second half year will be weaker than the first half year.

Due primarily to the rising capacity utilization at HITCO, which manufactures carbon fiber-based components for the aerospace industry, the earnings situation in the Business Unit Carbon Fibers & Composites is expected to improve in the fourth quarter of 2009 compared to the first three quarters.

Overall, the current trend is additionally characterized by further adjustments in our own destocking activities at the expense of earnings, but to the benefit of cash flow. The earnings are burdened additionally by ongoing high costs for the phased commissioning of the new production facility for graphite electrodes in Malaysia.

The gearing target of approximately 0.5 remains our top priority, and will also be the performance indicator defining our investment program. We expect capital expenditure in plant, property and equipment and intangible assets to be well below €200 million in the full year 2009. This will ensure compliance with gearing of about 0.5.

Following our initial assessment, the macroeconomic upturn in 2010 is expected to continue at a moderate pace, which is currently reflected in the ordering behavior of our customers across all industries. However, since we expect destocking to have largely come to an end in the major industries in 2010, we anticipate the volume demand situation to improve in the coming year. Considerable uncertainty remains and due to this continued lack of visibility, we will only be able to provide an outlook for 2010 in the course of the first quarter of next year.

RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated interim financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Wiesbaden, November 5, 2009

SGL CARBON SE
The Board of Management

CONDENSED CONSOLIDATED INCOME STATEMENT

	3rd Quarter			Nine Months		
in €m	2009	2008	Change	2009	2008	Change
Sales revenue	**308.2**	**402.7**	**–23.5%**	**892.4**	**1,137.8**	**–21.6%**
Cost of sales	–224.1	–262.3	14.6%	–637.7	–730.6	12.7%
Gross profit	**84.1**	**140.4**	**–40.1%**	**254.7**	**407.2**	**–37.5%**
Selling, administrative, research and other income/expense	–59.6	–58.4	–2.1%	–172.8	–172.6	–0.1%
Profit from operations/EBIT	**24.5**	**82.0**	**–70.1%**	**81.9**	**234.6**	**–65.1%**
Income/expense from companies accounted for at-equity	–1.7	0.3	–	–3.3	0.4	–
Interest income	0.3	2.1	–85.7%	0.7	6.6	–89.4%
Interest expense	–12.2	–11.4	–7.0%	–31.2	–31.4	0.6%
Other financing costs	0.2	0.6	66.7%	–4.4	–0.3	–
Profit before tax	**11.1**	**73.6**	**–84.9%**	**43.7**	**209.9**	**–79.2%**
Income tax expense	–3.1	–21.9	85.8%	–12.1	–58.9	79.5%
Net profit for the period	**8.0**	**51.7**	**–84.5%**	**31.6**	**151.0**	**–79.1%**
thereof:						
Minority interests	0.0	0.2	–	0.4	0.5	–20.0%
Equity holders of the parent company	**8.0**	**51.5**	**–84.5%**	**31.2**	**150.5**	**–79.3%**
Earnings per share, basic (in €)	0.13	0.80	–	0.48	2.34	–
Earnings per share, diluted (in €)	0.13	0.77	–	0.48	2.21	–

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	3rd Quarter		Nine Months	
in €m	2009	2008	2009	2008
Net profit for the period	**8.0**	**51.7**	**31.6**	**151.0**
Cash flow hedges	6.4	1.4	13.7	–1.0
Currency translation	3.1	15.7	–8.5	6.6
Actuarial gains on defined benefit plans and similar obligations	1.0	–	1.0	–
Total income and expense recognized directly in equity	**4.3**	**17.1**	**6.2**	**5.6**
Total recognized income and expense	**12.3**	**68.8**	**37.8**	**156.6**
of which attributable to shareholders of the parent company	12.3	68.4	37.6	155.9
of which attributable to minority interest	0.0	0.4	0.2	0.7

CONDENSED CONSOLIDATED BALANCE SHEET

in €m	Sep. 30, 2009	Dec. 31, 2008*	Change
ASSETS			
Non-current assets			
Intangible assets	123.6	127.5	-3.1%
Property, plant and equipment	669.6	632.7	5.8%
Other non-current assets	87.4	49.0	78.4%
Deferred tax assets	77.7	72.0	7.9%
	958.3	**881.2**	**8.7%**
Current assets			
Inventories	430.8	439.6	-2.0%
Trade receivables	210.7	282.9	-25.5%
Other receivables and other current assets	47.7	52.5	-9.1%
Cash and cash equivalents	336.9	123.1	–
	1,026.1	**898.1**	**14.3%**
Total assets	**1,984.4**	**1,779.3**	**11.5%**

* Adjusted

in €m	Sep. 30, 2009	Dec. 31, 2008*	Change
EQUITY AND LIABILITIES			
Shareholders' equity	**839.5**	**763.4**	**10.0%**
Minority interests	5.0	4.5	11.1%
Total equity	**844.5**	**767.9**	**10.0%**
Non-current liabilities			
Non-current financial liabilities	587.8	403.5	45.7%
Provisions for pensions and other employee benefits	219.4	223.3	–1.7%
Deferred tax liabilities	1.1	2.9	–62.1%
Other non-current liabilities and provisions	33.0	49.8	–33.7%
	841.3	**679.5**	**23.8%**
Current liabilities			
Current financial liabilities	57.6	5.4	–
Other provisions	74.6	81.1	–8.0%
Trade payables	100.8	165.3	–39.0%
Other current liabilities and income tax liabilities	65.6	80.1	–18.1%
	298.6	**331.9**	**–10.0%**
Total equity and liabilities	**1,984.4**	**1,779.3**	**11.5%**

* Adjusted

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

in €m	Nine Months 2009	Nine Months 2008
CASH FLOW FROM OPERATING ACTIVITIES		
Profit before tax	**43.7**	**209.9**
Add back of net interest expenses	30.5	24.8
Gain on disposal of property, plant and equipment	0.4	0.6
Depreciation and amortization expense	43.9	37.4
Expenses for refinancing (non-cash)	1.4	1.3
Income taxes paid	-23.0	-32.2
Interest received	0.7	6.7
Interest on financial debt paid	-10.8	-15.0
Changes in provisions, net	-5.8	-4.0
Changes in working capital, net	-13.8	-96.0
Changes in other operating assets and other liabilities	-0.9	4.7
Cash provided by operating activities	**66.3**	**138.2**
CASH FLOW FROM INVESTING ACTIVITIES		
Capital expenditure in property, plant and equipment and intangible assets	-105.5	-152.3
Cash payments for acquisitions less acquired cash and other investments	-8.7	-1.8
Other investing activities	0.3	0.8
Cash used in investing activities	**-113.9**	**-153.3**
Free cash flow*	**-47.6**	**-15,1**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from corporate debt	264.6	25.3
Repayment of corporate debt	–	-4.4
Net proceeds from capital increase	0.6	1.6
Payments in connection with the refinancing	-3.3	-0.4
Other	-0.2	0.0
Cash provided by financing activities	**261.7**	**22.1**
Effect of foreign exchange rate changes	**-0.3**	**0.4**
Net change in cash and cash equivalents	**213.8**	**7.4**
Cash and cash equivalents at beginning of period	123.1	130.0
Cash and cash equivalents at end of period	**336.9**	**137.4**

* Defined as cash provided by operating activities minus cash used in investing activities

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Nine Months 2008		
in €m	Shareholders' equity	Minority interests	Total equity
Balance at January 1	**603.9**	**3.5**	**607.4**
Capital increase from share-based payment plans	**12.5**	**0.0**	**12.5**
Net profit	150.5	0.5	151.0
Total income and expense recognized directly in equity	5.4	0.2	5.6
Total recognized income and expense	**155.9**	**0.7**	**156.6**
Other changes in equity	–	–0.2	–0.2
Balance at September 30	**772.3**	**4.0**	**776.3**

	Nine Months 2009		
in €m	Shareholders' equity*	Minority interests	Total equity
Balance at January 1	**763.4**	**4.5**	**767.9**
Capital increase from share-based payment plans	**8.3**	**–**	**8.3**
Equity component of convertible bond	**30.2**	**–**	**30.2**
Net profit	31.2	0.4	31.6
Total income and expense recognized directly in equity	6.4	–0.2	6.2
Total recognized income and expense	**37.6**	**0.2**	**37.8**
Other changes in equity	–	0.3	0.3
Balance at September 30	**839.5**	**5.0**	**844.5**

* Adjusted

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Description of business

SGL Carbon SE (hereafter "SGL Carbon SE" or "the Company"), located at Rheingaustrasse 182, Wiesbaden (Germany), together with its subsidiaries (the "SGL Group") is a global manufacturer of carbon products.

Basis of preparation and accounting policies

The consolidated financial statements of the SGL Group are prepared in accordance with International Financial Reporting Standards (IFRS) and the interpretations by the International Financial Reporting Interpretations Committee (IFRIC), as applicable in the European Union (EU). The interim financial reporting for the nine month period ended September 30, 2009 has been prepared in accordance with IAS 34 (Interim Financial Reporting). In accordance with IAS 34 regulations, a condensed report was chosen compared with the consolidated financial statements as at December 31, 2008. The interim financial statements should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2008. The interim financial statements contain all of the information that is required for a fair presentation of the results of operations and the financial position of the Group.

The comparative figures contained in the income statement refer to the adjusted report for the first nine months of 2008. As explained in the 2008 annual report, SGL Group amended its accounting policy for actuarial gains and losses in connection with the defined benefit plans and similar obligations (IAS 19.93A) in 2008. Moreover, because of the change to the Rotec acquisition costs and the resulting adjustment of the purchase price allocation in respect of SGL Rotec in the previous year, the comparative figures in the balance sheet as at December 31, 2008 were also adjusted.

The accounting policies and consolidation methods used are consistent with those of the consolidated financial statements as at December 31, 2008. The accounting standards applied for the first time in the 2009 financial year do not have any material effect on the presentation of the financial position and financial performance of SGL Group. The consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Management on November 5, 2009.

These consolidated interim financial statements were not reviewed by our auditors.

Impact of the amended SGL Rotec acquisition costs on the 2008 consolidated financial statements

In mid September 2008, SGL Group acquired a total of 51% of the shares in Abeking & Rasmussen Rotec GmbH & Co KG, Lemwerder, („SGL Rotec"), a leading independent manufacturer of rotor blades for wind turbines. As at September 30, 2009, the acquisition costs of the shares in SGL Rotec, Lemwerder as well as the corresponding purchase price allocation were retroactively adjusted to the date of acquisition. The adjustment is related to a variable purchase price component, which in

contrast to previous assumptions is unlikely to increase the final purchase price of the shares. The previous fair values at the time of initial consolidation were shown in the 2008 annual report in the Notes under General Disclosures on page 145 et seq. The retroactive adjustments are accounted for in the comparative figures as at December 31, 2008 in this financial report. Furthermore, the variable purchase price liability as well as the minorities recorded under liabilities were adjusted.

The amended purchase price allocation included a reduced liability to the seller and an adjustment of the SGL Rotec acquisition costs. As a result, certain intangible assets, entitled minority interests and other liabilities were adjusted.

The following overview sets out the changes that have arisen due to the definitive purchase price allocation in the consolidated balance sheet as at December 31, 2008:

in €m	Consolidated Balance Sheet initial purchase price allocation 31.12.2008	Consolidated Balance Sheet adjusted purchase price allocation 31.12.2008	Change
Assets			
Intangible assets	144.1	127.5	-16.6
Liabilities			
Other non currents liabilities and other provisions	58.0	49.8	-8.2
Other current liabilities and income tax liabilities	88.6	80.1	-8.5
Retained earnings	**189.6**	**189.7**	**0.1**

Total assets decreased by €16.6 million as at December 31, 2008.

The adjusted purchase price allocation had a minor impact on the amortization of intangible assets (reduction of €0.2 million) in the consolidated income statement as at September 30, 2009.

Changes to the scope of consolidation

In the first half of 2009, SGL Group completed the announced consolidation of its carbon ceramic brake activities for the automotive industry and transferred the assets and liabilities of the legal entity SGL Brakes GmbH to a 50/50 joint venture with Brembo S.p.A. As a result of this measure, Brakes GmbH was deconsolidated at the end of May and prospectively recognized as an investment accounted for using the equity method.

There were no further changes to the scope of consolidation as at September 30, 2009 compared to December 31, 2008.

Seasonality of operations

Our sales revenue from graphite electrodes fluctuates from quarter to quarter due to factors related to our customers' businesses, such as customer inventory levels, scheduled customer plant shutdowns and vacations, and changes in customer production schedules in response to seasonal changes in customer energy costs, strikes and work stoppages by our customers' employees. In addition, customers may change their order patterns in response to price changes. During the period prior to the effective date of a price increase, customers tend to buy additional quantities of graphite electrodes at the then lower price, which adds to our sales revenue during that period. During the period following the effective date of a price increase, customers tend to use those additional quantities before placing further orders, which reduces our sales revenue during that period. Similarly, customers tend to use up their inventories and delay purchases when they expect price reductions. These ordinary seasonal influences are currently being overridden by the global economic crisis in many customer industries.

Other information

During the first nine months of 2009, 660,514 new shares were issued for employees, of which 450,615 shares were issued under the employee bonus system and 61,870 under the share plan (Matching Share Plan). In the first nine months of 2009, 7,001 options from the existing stock option plan and 41,643 SARs from the stock appreciation rights plan were exercised. On January 15, 2009, a total of 747,920 new SARs were granted from the SAR Plan approved by the 2004 Annual General Meeting with a strike price of €22.08. In March 2009, members of the Board of Management and the top three management tiers purchased a total of 137,864 shares at a price of €18.53 for the Matching Share Plan.

As at September 30, 2009, there are 2,350,587 SARs, 202,047 matching shares and 513,550 stock options outstanding. The number of outstanding SGL Carbon SE shares as at September 30, 2009 is 65,367,505, of which SGL Group holds a total of 108,187 treasury shares.

The Annual General Meeting held on April 25, 2008 voted in favor of converting SGL Carbon AG to a European company (Societas Europaea, SE). The conversion into a SE was completed with the registration into the commercial register on January 23, 2009.

During the first nine months of 2009 there were no major events or changes to estimates with the exception of those referred to above from the 2008 financial year. Contingent liabilities and contingent assets did not change materially compared to the last annual closing date.

SGL Group did not pay a dividend during the reporting period.

Sales revenue and operating profit by segment

Sales revenue in €m	Nine Months 2009	Nine Months 2008	Change
Performance Products	438.7	681.6	-35.6%
Graphite Materials & Systems	285.5	299.3	-4.6%
Carbon Fibers & Composites	156.3	124.1	25.9%
Other	11.9	32.8	-63.7%
	892.4	1,137.8	-21.6%

Profit/loss from operations/EBIT in €m	Nine Months 2009	Nine Months 2008	Change
Performance Products	110.9	217.0	-48.9%
Graphite Materials & Systems	25.5	47.6	-46.4%
Carbon Fibers & Composites	-18.7	8.1	-
Central T&I Costs	-8.7	-11.4	-23.7%
Brake Discs	-8.6	-1.3	-
Corporate Costs	-18.5	-25.4	27.2%
	81.9	234.6	-65.1 %

Events after the balance sheet date

On October 29, SGL Group in conjunction with the BMW Group announced the foundation of two joint ventures in North America and Germany. SGL Group will own 51% of the shares in the two joint ventures, and BMW 49%. Both parties will be represented equally on the board of management and at the annual general meeting. Carbon fibers are to be produced in North America and will then be further processed in Germany to produce fabrics. These composite materials will then be used to produce a new generation of passenger cars.

Wiesbaden, November 5, 2009

SGL CARBON SE
The Board of Management

Quarterly Sales Revenue and Operating Profit by Segment

Sales revenue in €m	2008 Q1	2008 Q2	2008 Q3	2008 Q4	2008 Full Year	2009 Q1	2009 Q2	2009 Q3	2009 Q1–Q3
Performance Products	205.2	235.9	240.5	284.0	965.6	142.1	131.4	165.2	438.7
Graphite Materials & Systems	90.7	106.7	101.9	112.6	411.9	98.3	101.0	86.2	285.5
Carbon Fibers & Composites	36.6	37.8	49.7	68.5	192.6	49.6	52.1	54.6	156.3
Other	10.7	11.5	10.6	8.6	41.4	5.6	4.1	2.2	11.9
SGL Group	**343.2**	**391.9**	**402.7**	**473.7**	**1,611.5**	**295.6**	**288.6**	**308.2**	**892.4**

Profit/loss from operations/EBIT in €m	2008 Q1	2008 Q2	2008 Q3	2008 Q4	2008 Full Year	2009 Q1	2009 Q2	2009 Q3	2009 Q1–Q3
Performance Products	65.1	76.3	75.6	79.0	296.0	39.4	33.0	38.5	110.9
Graphite Materials & Systems	14.3	15.9	17.4	10.0	57.6	10.6	12.6	2.3	25.5
Carbon Fibers & Composites	2.6	2.3	3.2	0.8	8.9	-7.6	-5.5	-5.6	-18.7
Central T&I Costs	-3.3	-3.5	-4.6	-5.3	-16.7	-2.9	-2.6	-3.2	-8.7
Brake Discs	-0.5	-0.2	-0.6	-3.0	-4.3	-3.7	-4.9	0.0	-8.6
Corporate Costs	-8.1	-8.3	-9.0	-10.2	-35.6	-6.5	-4.5	-7.5	-18.5
SGL Group	**70.1**	**82.5**	**82.0**	**71.3**	**305.9**	**29.3**	**28.1**	**24.5**	**81.9**

Quarterly Consolidated Return on Sales

ROS in %	2008 Q1	2008 Q2	2008 Q3	2008 Q4	2008 Full Year	2009 Q1	2009 Q2	2009 Q3	2009 Q1–Q3
Performance Products	31.7	32.3	31.4	27.8	30.7	27.7	25.1	23.3	25.3
Graphite Materials & Systems	15.8	14.9	17.1	8.9	14.0	10.8	12.5	2.7	8.9
Carbon Fibers & Composites	7.1	6.1	6.4	1.2	4.6	-15.3	-10.6	-10.3	-12.0
SGL Group	**20.4**	**21.1**	**20.4**	**15.1**	**19.0**	**9.9**	**9.7**	**7.9**	**9.2**

Quarterly Consolidated Income Statement

	2008				2008	2009			2009
in €m	Q1	Q2	Q3	Q4	Full year	Q1	Q2	Q3	Q1–Q3
Sales revenue	343.2	391.9	402.7	473.7	1,611.5	295.6	288.6	308.2	892.4
Cost of sales	-217.9	-250.4	-262.3	-340.7	1,071.3	-210.2	-203.4	-224.1	-637.7
Gross profit	**125.3**	**141.5**	**140.4**	**133.0**	**540.2**	**85.4**	**85.2**	**84.1**	**254.7**
Selling/administration/ research/other	-55.2	-59.0	-58.4	-61.7	-234.3	-56.1	-57.1	-59.6	-172.8
Profit from operations (EBIT)	**70.1**	**82.5**	**82.0**	**71.3**	**305.9**	**29.3**	**28.1**	**24.5**	**81.9**
Net financing costs	-8.6	-7.7	-8.4	-22.4	-47.1	-15.8	-9.0	-13.4	-38.2
Profit (loss) before tax	**61.5**	**74.8**	**73.6**	**48.9**	**258.8**	**13.5**	**19.1**	**11.1**	**43.7**
Income tax expense	-16.8	-20.2	-21.9	-9.4	-68.3	-4.6	-4.4	-3.1	-12.1
Minority interests	-0.1	-0.2	-0.2	-0.3	-0.8	-0.1	-0.3	0.0	-0.4
Net profit attributable to equity holders	**44.6**	**54.4**	**51.5**	**39.2**	**189.7**	**8.8**	**14.4**	**8.0**	**31.2**

Important note

This interim report contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors. They include various risks and unanticipated circumstances, and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electro-steel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.

FINANCIAL CALENDAR 2010

March 17	Release of the 2009 Annual Report; annual press conference
April 28	Report on the first quarter of 2010
April 30	Annual General Meeting
August 5	Report on the first half of 2010
November 4	Report on the first nine months of 2010

INVESTOR RELATIONS CONTACT

SGL CARBON SE
Headquarters | Investor Relations
Rheingaustraße 182
65203 Wiesbaden/Germany

Telephone: +49 611 60 29-103
Fax: +49 611 60 29-101
E-mail: Investor-Relations@sglcarbon.de

www.sglgroup.com

SGL GROUP
THE CARBON COMPANY